Josh Seidenfeld

+1 650 843 5862

jseidenfeld@cooley.com

June 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracey McKoy

Kevin Kuhar

Kasey Robinson

Laura Crotty

Re:	Rani Therapeutics Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted April 27, 2021

CIK No. 0001856725

Ladies and Gentlemen:

On behalf of Rani Therapeutics Holdings, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated May 26, 2021, relating to the above referenced confidential draft Registration Statement on Form S-1 (the “DRS”). In response to the Comments, the Company has revised the DRS and is confidentially submitting an amendment to the DRS (the “Amended DRS”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended DRS.

Draft Registration Statement on Form S-1, Submitted April 27, 2021

Cover Page

1.

To facilitate an understanding of your corporate structure and the use of proceeds, please revise the prospectus cover page to explain that you will be implementing an “Up-C” structure in connection with this offering and clearly identify both the holding and the operating companies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Amended DRS.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

June 22, 2021

Page Two

2.

Please revise the disclosure of your controlled company status on the prospectus cover page to include the amount of the voting power the controlling shareholder will own following the completion of the offering and, if true, that you do not intend to comply with certain corporate governance requirements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended DRS.

Prospectus Summary, page 1

3.

We note your disclosure that RT-110 may be able to meet the need for a more effective treatment for hypoparathyroidism. As safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies, it is inappropriate to state or imply that your product candidates are safe or effective. Please revise this statement and similar statements throughout your prospectus that suggest the safety and efficacy of your candidates. Where you deem appropriate, you may present objective data without including your conclusions related to safety or efficacy. By way of example only, we note the following statements:

•	your trial results “validate the utility of the RaniPill capsule to deliver octreotide orally” and “validate the utility of the RaniPill capsule for other biologics”

•	administration of adalimumab via the RaniPill capsule is “an effective alternative to painful SC injections”

•	the RaniPill capsule “can be safely consumed on a daily basis for seven days” and “its remnants can be safely excreted without any complications”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 146, 144, 147, 154, 158, 160, 162, 163 and 164 of the Amended DRS.

4.

We note your disclosure that your plan to create a Master File for the RaniPill capsule “will serve to significantly de-risk the regulatory pathway for biologic drugs delivered via the RaniPill capsule.” Please remove this statement and any other statements that imply that you will be successful in mitigating risk associated with drug development.

Response: In response to the Staff’s comment, the Company has removed the disclosures on pages 6 and 164 of the Amended DRS.

Risks Associated with Our Business, page 10

5.

Please revise your prospectus summary to discuss that your clinical trials to date have been conducted outside the U.S. Please also expand your disclosure in the sixth bullet point to highlight the risk that your clinical trials have been conducted outside the U.S. and that if the FDA or comparable regulators do not accept earlier preclinical and clinical data you may need to conduct additional clinical trials, as discussed on page 39.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 and 12 of the Amended DRS. Additionally, the Company respectfully confirms that only one clinical trial was conducted outside the United States.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

June 22, 2021

Page Three

Market, Industry and Other Data, page 94

6.

Your statements that (i) you have not separately verified the data from third parties, (ii) your internal research has not been verified by any third party, and (iii) investors are cautioned not to give undue weight to any such information, projections and estimates, may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for the information related to the market and industry data and your internal research.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Amended DRS.

Use of Proceeds, page 95

7.	Please revise your use of proceeds disclosure as follows:

•

Revise to state the approximate amount of offering proceeds intended to be used for each of your intended uses of proceeds. In addition, provide an estimate of how far in the clinical development process for each of your product candidates the allocated proceeds of the offering will enable you to reach. Refer to Item 504 of Regulation SK.

•

It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please disclose the amounts and the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

•

With respect to the repayment of your outstanding PPP Loan with Comerica Bank, revise to disclose the interest rate and maturity of such indebtedness. If the debt under the PPP Loan was incurred within one year, also describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Amended DRS and respectfully advises the Staff that it will revise the disclosure in a later amendment to state the approximate amount of proceeds intended to be used for each purpose identified therein. The Company also respectfully confirms that the PPP Loan with Comerica Bank was incurred more than one year ago, on April 13, 2020.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

June 22, 2021

Page Four

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 126

8.

We note the discussion on page 123 that you do not track research and development costs on a project-by-project basis. Please revise the filing to disclose and discuss research and development costs by the nature of expense for each period presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 131 and 132 of the Amended DRS to include a table that reflects our research and development expense by nature of expense for each appliable period.

Liquidity and Capital Resources, page 127

9.

Please revise your liquidity disclosures to address the fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions to the parent company. Please refer to Item 303(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Amended DRS.

10.

Please revise your liquidity disclosures to address the Tax Receivable Agreement, disclosing your estimates of potential future payments. In this regard, we note your statements that you expect the future payments under the agreement could be significant. This information should also be disclosed in the Summary and in the relevant risk factors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 134 of the Amended DRS to include a discussion of the expected future payments under the Tax Receivable Agreement if the Company acquired all of the LLC Interests of the Continuing LLC Owners in a taxable transaction using our assumed midpoint of the estimated initial public offering price on the cover page of the prospectus and assuming we can earn sufficient taxable income in each year to realize all of the benefits subject to the Tax Receivable Agreement. The Company respectively advises the Staff the same information is also disclosed on page 208, 209 and 210 of the prospectus under the section titled the section “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.” Page 17 of the Summary and pages 77, 78, 79 and 81 of our risk factors also cross-reference to the section “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Business

Core Programs, page 155

11.

We note your disclosure that you commissioned a market research study and your references to your survey conducted by Frost & Sullivan. With respect to the statements in your prospectus that are based on such data, please revise to clarify whether such statements are statements of the third party or statements of the registrant. If your disclosure attributes a statement to the third party, or if you commissioned any other market or industry data cited in the prospectus, please revise your

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

June 22, 2021

Page Five

filing to identify such third party and file a consent from such third party. Please see Securities Act Rule 436 and Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 161 and 162 of the Amended DRS to remove references to Frost & Sullivan and to clarify that the market research study and related statements are those of the Company.

Evaluation Agreements, page 160

12.

For each of the Novartis Evaluation Agreement, Takeda Evaluation Agreement and CCHN Agreement, please revise to disclose the duration of the agreement, the aggregate potential future payments to be paid or received, and the termination provisions. In addition, please expand your disclosure to describe more clearly the nature and scope of the intellectual property transferred under these agreements and each party’s rights and obligations. Please also file these agreements as exhibits or provide your analysis identifying how you determined that these agreements did not need to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 165 and 166 of the Amended DRS.

The Company respectfully advises the Staff that it did not file each of the Novartis Evaluation Agreement, Takeda Evaluation Agreement and CCHN Agreement because it does not consider any of the agreements to be material agreements pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act. Each agreement is an early stage evaluation agreement which allows the counterparty to evaluate the applicability of the Company’s technology to the counterparty’s product. The agreements are “made in the ordinary course of business” and are of the type “such as ordinarily accompanies the kind of business conducted” by the Company. The economic terms in the agreements are limited, and the Company’s business is not “substantially dependent” on any evaluation agreement.

13.

We note your disclosure on page 201 regarding your Intellectual Property Agreement and Exclusive License Agreement with InCube Labs, LLC. Please disclose here the material terms and duration of each agreement, any aggregate amounts paid or received to date, and any aggregate future potential payments to be paid or received under each agreement. With respect to the Exclusive License Agreement, please also revise to clarify when the last-to-expire patent that is licensed to you is expected to expire.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 207 of the Amended DRS. The Company respectfully advises the Staff that all material terms of the agreements are currently disclosed in the Amended DRS and that there are no payment obligations under the agreements other than the patent cost reimbursement discussed in the disclosure.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

June 22, 2021

Page Six

Intellectual Property, page 162

14.

Please revise your intellectual property disclosure to disclose for each material patent and patent application the specific products or technologies to which such patents or patent applications relate. Also clearly describe on an individual basis the type of patent protection granted for each product or technology (composition of matter, use, or process), whether the patents are owned or licensed, the expiration of each patent held, and the jurisdiction, including any foreign jurisdiction, of each pending or issued patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 168 and 169 of the Amended DRS.

Executive Compensation

New Employment Agreements, page 190

15.	Please file a form of the new employment agreement(s) to be entered into with each of the named executive officers, to be effective upon the closing of the offering.

Response: In response to the Staff’s comment, the Company has filed the final employment agreements between Rani Management Services, Inc. and each of Talat Imran, Mir Hashim and Svai Sanford as exhibits to the Amended DRS.

General

16.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act, that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Amended DRS.

To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

June 22, 2021

Page Seven

17.	Please revise your pipeline table and other graphics throughout your filing to ensure that the text in all graphics, including footnotes, is legible.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 4, 5, 123, 145, 149, 150, 152 and 162 of the Amended DRS.

Please contact me at (650) 843-5862, Mark Weeks at (650) 843-5011 or John McKenna at (650) 843-5059 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Josh Seidenfeld
Josh Seidenfeld
Cooley LLP

cc:	Talat Imran, Rani Therapeutics Holdings, Inc.

Mark B. Weeks, Cooley LLP

John T. McKenna, Cooley LLP

Charles S. Kim, Cooley LLP

Deepa M. Rich, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

Sam Zucker, Goodwin Procter LLP

Shoaib Ghias, Goodwin Procter LLP

Enclosures

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com